Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED UNDER THE MARKET ABUSE REGULATION (EU) NO. 596/2014. UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN.

Business Update and Directorate Change

London and Redwood City, Calif., March 27, 2020 – Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH) “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on rare diseases, today provided a general business update, including a current assessment of the impact of the coronavirus disease (COVID-19) pandemic on the business. The Company also announced a directorate change.

Business Update

The Company has provided an update on the setrusumab and alvelestat development programs in light of the current COVID-19 pandemic:

The Company’s foremost concerns are to respect both the health of the osteogenesis imperfecta (“OI”) and alpha-1 antitrypsin deficiency patient communities and clinical trial participants, as well as the pressures that healthcare systems are currently facing due to the COVID-19 pandemic.

Current activities on setrusumab for the potential treatment of OI are focussed on preparations for the Phase 3 pediatric trial, which the Company is intending to start in 2H 2020. The Company currently expects no change to this timeline. Mereo’s Phase 2b ASTEROID study in OI is fully recruited with topline results previously announced in November 2019. Patients who enrolled in this study are in a one-year follow up post treatment extension phase.

The Company’s Phase 2 alvelestat trial recruits individuals with alpha-1 antitrypsin deficiency-related lung disease, who are potentially at greater risk from COVID-19 exposure. As a result, recruitment into Mereo’s Phase 2 alpha-1 antitrypsin deficiency study will be delayed, with topline data now expected in 2021.

Directorate Change

The Company also announced that current Mereo Board member Mr. Michael Wyzga, who is based in the U.S., will become Interim Chief Financial Officer following the departure of Mr. Richard Jones, the Company’s Chief Financial Officer (CFO) who has informed the Board that he will be leaving the Company to pursue other opportunities. Mr. Jones will remain in his position as CFO with the Company for a transitionary period up to 5 months. As the Company continues to expand its investor base in the U.S. following the listing of the Company’s American Depositary Shares (“ADSs”) on NASDAQ in April 2019, Mereo intends to commence a search for a new CFO to be based in the U.S.

“Following our listing on NASDAQ and our ongoing plan to expand our U.S. investor base, we recognise the importance of being closer to our U.S. stakeholders and have decided to move the CFO function to the U.S. following Richard’s departure,” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “We are very pleased to have Michael oversee the transition.”

Peter Fellner, Chairman of the Board of Directors of Mereo BioPharma, said: “On behalf of the Board, I would like to thank Richard for his contributions to Mereo over the past three years, during which time we have made significant clinical and operational progress, including our acquisition of OncoMed, which has resulted in Mereo’s ADSs being listed on NASDAQ in addition to our existing listing on AIM. We wish Richard all the best in his future endeavours.”

Mr. Wyzga previously served as President and Chief Executive Officer and a member of the Board of Directors of Radius Health, Inc. Prior to that he served in various senior management positions at Genzyme Corporation, including as Chief Financial Officer from July 1999 until November 2011. In addition to be a being non-executive board director at Mereo, Mr. Wyzga is also a member of the Board of Directors of Exact Sciences Corporation and LogicBio and serves as the Chairman of the Board of Directors of Gensight Biologics S.A. and X4 Biologics.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo’s strategy is to selectively acquire product candidates for rare diseases that have already received significant investment from pharmaceutical and large biotechnology companies and that have substantial preclinical, clinical and manufacturing data packages. Mereo’s lead rare disease product candidate, setrusumab, has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (“OI”). Mereo’s second lead product candidate, alvelestat, is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”). Mereo’s broader pipeline consists of three additional clinical-stage product candidates; acumapimod for the treatment of acute exacerbations of chronic obstructive pulmonary disease (“AECOPD”), leflutrozole for the treatment of hypogonadotropic hypogonadism (“HH”) in obese men, and etigilimab (“Anti-TIGIT”) for patients with advanced or metastatic solid tumors.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission (the “SEC”) and those described in other documents the Company may publish from time to time should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

Cantor Fitzgerald Europe (Nominated Adviser and Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

Burns McClellan (US Public Relations Adviser to Mereo)
Lisa Burns	+01 (0) 212 213 0006
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)
Simon Conway
Ciara Martin	+44 (0)20 3727 1000

Investors:

investors@mereobiopharma.com

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